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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 August 4, 2003

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                        Commission File Number: 001-10579

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                       TELECOMMUNICATIONS COMPANY OF CHILE
                 (Translation of registrant's name into English)

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                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F  X      Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes             No   X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes             No   X
                                      ---             ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes             No   X
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 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                    Telecommunications Company of Chile, S.A.

                                TABLE OF CONTENTS

Item
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1.      Press Release dated July 31, 2003 announcing Santa Isabel's exercise of its call option on the Company's shares of Sonda.



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                                                                          [LOGO]


                                                                         Item 1.
News Release
I. FOR IMMEDIATE RELEASE
For more Information Contact:

Veronica Gaete
M.Jose Rodriguez
Florencia Acosta                                 Richard Huber - Mariana Crespo
Telefonica CTC Chile                             The Global Consulting Group
Tel.: 562-691-3867                               Tel:646-2849413
Fax: 562-691-2392                                 E-mail:
E-mail:                                          r.huber@hfgcg.com
vgaete@ctc.cl                                    m.crespo@hfgcg.com
mjrodri@ctc.cl
macosta@ctc.cl


   TELEFONICA CTC CHILE ANNOUNCES THE EXERCISE OF SANTA ISABEL'S ANTICIPATORY
        CALL OPTION TO BUY TELEFONICA CTC CHILE'S 35% OWNERSHIP IN SONDA

(Santiago, Chile - August 1, 2003) Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica CTC Chile" or the "Company") announced today that on July 31, 2003, the Board of Directors acknowledged receiving notice from Inversiones Santa Isabel Limitada ("Santa Isabel") that Santa Isabel will exercise of its anticipatory call option to buy 35% of Sonda Shares. These shares represent the total stake of Telefonica CTC Chile in Sonda (its former information system subsidiary).

As previously communicated to the market on September 2002, the Company signed on September 26, 2002, a put and call option agreement with Santa Isabel for the 35% stake of Telefonica CTC Chile in Sonda, to be exercised in July 2005. Through this agreement, Santa Isabel also had the right to exercise an anticipatory call option between July 26 and July 31, 2003, at a price corresponding to book value as of June 30, 2003, plus a premium of UF 96,000 (approximately US$2.3 million), with a minimum price of UF 1,983,185 (approximately US$47.6 million), minus dividends received by Telefonica CTC Chile before the date of exercise of the option.

Though the minimum price is established in the put and call option agreement, the final price is subject to due diligence in order to validate the financial equity of Sonda. As a result of this transaction, Telefonica CTC Chile will register a net charge of approximately Ch$6,000 million (approximately US$ 8.5 million) in its financial statements of third quarter 2003.

Upon exercise of the option, the share purchase agreement shall be executed no later than 30 days of the date of exercise of the option.

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

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This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:   August 4, 2003


                                            TELECOMMUNICATIONS COMPANY OF CHILE

                                            By /s/   Julio Covarrubias F.
                                              ------------------------------
                                            Name: Julio Covarrubias F.
                                            Title: Chief Financial Officer